U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Knowledge Capital Investment Group
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   (Last)               (First)                 (Middle)

   4200 Chase Tower West, 2200 Ross Avenue
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                                    (Street)

   Dallas               TX                      75201
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Franklin Covey Co. (NYSE: FC)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

   December, 1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   |X|  Form filed by one Reporting Person
   |_|  Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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Common Stock,
$0.05 per value            12/06/99       P               50,000      A      $7.240    6,506,074(1)  D
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Common Stock,
$0.05 per value            12/07/99       P               43,000      A      $7.263    6,506,074(1)  D
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Common Stock,
$0.05 per value            12/08/99       P                5,602      A      $7.079    6,506,074(1)  D
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Common Stock,
$0.05 per value            12/09/99       P               16,900      A      $6.979    6,506,074(1)  D
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Common Stock,
$0.05 per value            12/10/99       P                1,100      A      $7.000    6,506,074(1)  D
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Common Stock,
$0.05 per value            12/13/99       P               48,600      A      $7.131    6,506,074(1)  D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
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
Explanation of Responses:

         (1) The amount of securities beneficially owned at the end of the month includes (i) 5,491,072 shares of Common Stock issuable upon conversion of 768,750 shares Series A Convertible Preferred Stock and 849,800 shares of Common Stock acquired on the dates set forth in Amendment No. 3, filed on November 12, 1999, to the Schedule 13D filed on June 14, 1999, and (ii) the 165,202 shares of common stock reported on this Form 4 .

         Robert A. Whitman, Donald J. McNamara and Brian Krisak, each of whom is a principal of the private investment firm that sponsors the Reporting Person, are members of the Board of Directors of the Company and may be deemed to beneficially own the securities of the Company held by the Reporting Person. Mr. Whitman, Mr. McNamara and Mr. Krisak each expressly disclaims any beneficial ownership of such securities.




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ Kym Irvin                                               January 13, 2000
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** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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